Exhibit 99.1

AMER SPORTS REPORTS FOURTH QUARTER AND FISCAL YEAR 2023 FINANCIAL RESULTS AND PROVIDES 2024 OUTLOOK AND LONG-TERM FINANCIAL ALGORITHM

•	Full-year 2023 revenues, net income, and adjusted EBITDA at the high-end of or above preliminary flash results range reported in January

•	2023 revenues increased 23% vs. 2022 to $4.37 billion, and 4Q 2023 revenues rose 10% vs. 4Q 2022

•	Continued strong momentum of unique brand portfolio, led by Arc’teryx

•	Healthy gross margin and EBITDA margin expansion in 2023

•	Completed IPO on NYSE and $1.8 billion debt refinancing in February 2024

HELSINKI (March 5, 2024) – Amer Sports Inc. (NYSE: AS) (“Amer Sports” or the “Company”) today announced its financial results for the fourth quarter and fiscal year 2023.

CEO James Zheng commented, “2023 was another strong year of sales growth and margin expansion for Amer Sports, but we are still in the early stages of our profitable growth journey following our transformation to a brand-direct business model. Led by our flagship brand Arc’teryx, our unique portfolio of premium sports and outdoor brands entered 2024 well positioned to deliver another strong year of profitable growth.”

Zheng continued, “we are winning in the premium segment of the sports and outdoor market, which remains healthy and growing. Driven by our technical performance products, we believe Amer Sports’ brands resonate strongly with consumers everywhere, but are still relatively small players on the global stage. Looking forward, our confidence is enhanced by the fact that our highest margin brand, region, channel, and category are growing fastest.”

CFO Andrew Page added that “Amer Sports continues to enjoy the financial benefits of our transformation as the company’s revenue and EBITDA margin both experienced healthy expansion in 2023. And in conjunction with our IPO in early February, we strengthened our capital structure by retiring approximately $4 billion of shareholder loans. We also refinanced the remaining $1.8 billion of third-party loans to more favorable terms and extended maturity to 2031.”

FOURTH QUARTER 2023 RESULTS

Revenue increased 10% to $1.315 billion as compared to the fourth quarter of 2022. This was an expected deceleration from third quarter and year-to-date comparative trends due to the supply chain related sales shift that occurred from the third quarter into the fourth quarter in 2022.

Regional growth was led by Greater China which increased 45%, where all three segments experienced solid growth, and APAC which rose by 22%. The Americas grew mid-single digits led by direct-to-consumer (DTC) strength, offset by a decline in wholesale.

By channel, DTC expanded 37% led by Technical Apparel in Americas and Greater China, with strength in both stores and online. Wholesale revenues decreased 4%, as all three segments experienced single-digit declines due primarily to the sales shift in late 2022 caused by supply chain disruptions as well as high retail inventory levels in Americas and EMEA in the in the Outdoor Performance and Ball & Racquet segments.

Gross margin for 4Q 2023 was 52.0%, compared to 50.2% for 4Q 2022. SG&A expense was $634 million, compared to $469 million for 4Q 2022. SG&A expense includes selling and marketing expense and administrative and other expense as reported for our historical periods. Operating profit for 4Q 2023 was $60 million compared to operating loss of $58 million for 4Q 2022. Net loss was $94 million compared to $148 million for 4Q 2022. Diluted loss per share was $0.25 for 4Q 2023 compared to $0.39 for the prior year period. Diluted loss per share reflects the share split that occurred in connection with our IPO, but does not include additional shares issued in the IPO which occurred after the fourth quarter ended.

Adjusted gross profit margin. Adjusted gross profit margin rose 170 basis points to 52.2% for 4Q 2023 compared to 4Q 2022, primarily driven by the company’s highest gross profit margin business, Arc’teryx, growing faster than the other brands, partially offset by a heavily promotional environment in the Ball & Racquet segment. Lower logistic costs, improved sourcing performance, and channel and regional mix also drove gross profit margin expansion.

Adjusted SG&A and adjusted operating profit margin. Adjusted SG&A expenses as a percentage of revenues increased 410 basis points on slower sales growth and represented 42.6% of revenues for 4Q 2023. SG&A deleverage drove a 215 basis point decline in 4Q 2023 adjusted operating profit margin to 10.4% compared to 4Q 2022. Key areas of expense growth include variable selling expenses, payroll, and incentives linked to sales, variable marketing expenses, higher rent costs driven by store openings, and strategic investments in IT.

Adjusted net loss and adjusted EPS. Adjusted net loss was $41 million for 4Q 2023, compared to adjusted net income of $46 million in the prior year period. Adjusted diluted loss per share was $0.11 compared to adjusted diluted income per share of $0.12 for the same period in 2022.

FULL YEAR 2023 RESULTS

Revenue increased 23% to $4.368 billion compared to $3.549 billion for 2022. Regional growth was led by Greater China which increased 61%, where all three segments experienced solid growth, and APAC which increased 40%. Americas grew 15% and EMEA grew 14%, each driven by strong DTC growth.

By channel, DTC expanded 49% year-over-year led by Arc’teryx in Americas and Greater China. Ecommerce also continued its trend of double-digit growth. Wholesale revenues grew 12%, as Greater China and APAC ramped up.

Gross margin for 2023 was 52.1%, compared to 49.7% for 2022. SG&A expense was $1,983 million, compared to $1,523 million for 2022. SG&A expense includes selling and marketing expense and administrative and other expense as reported for our historical periods. Operating profit for 2023 was $303 million compared to $51 million for 2022. Net loss was $209 million compared to $253 million for 2022. Diluted loss per share was $(0.54) for 2023 compared to $(0.66) for the prior year period. Diluted loss per share reflects the share split that occurred in connection with our IPO, but does not include additional shares issued in the IPO as this reporting period occurred prior to the IPO.

Adjusted gross profit margin. Adjusted gross profit margin increased 240 basis points to 52.5% year-over-year, primarily driven by the company’s highest gross margin business, Arc’teryx, growing much faster than the other brands, partially offset by a heavily promotional environment in the Ball & Racquet segment. Lower logistic costs, improved sourcing performance, and channel and regional mix also drove gross profit margin expansion.

Adjusted SG&A and adjusted operating profit margin. Adjusted SG&A as percentage of revenue increased 100 basis points year-over-year and represented 42.7% of revenues. Adjusted operating profit margin rose 140 basis points to 9.9%. Key areas of expense growth include variable selling expenses, payroll, variable marketing expenses, higher rent costs driven by store openings, and strategic investments in IT.

Adjusted net loss and adjusted EPS. Adjusted net loss was $135 million for the year, compared to $30 million for the prior year period. Adjusted diluted loss per share was $0.35 compared to $0.08 for the same period in 2022.

Balance sheet. Inventories finished 2023 up 21% from the end of 2022, less than the company’s 23% sales growth rate for the year. Going forward, inventory is expected to grow at the same rate as revenue or slower.

SEGMENT FOURTH QUARTER RESULTS

Technical Apparel. In 4Q 2023, revenue increased 26% year over year to $550 million, driven by 42% DTC growth, including 33% omni-comp growth, partially offset by a 5% decline in wholesale. Omni comp is defined as year over year revenue growth from owned retail stores and ecommerce sites that have been open at least 13 months. Arc’teryx continues to experience strong brand momentum across all regions, channels, consumer segments, and product categories. Regionally, Technical Apparel grew at a similar pace of 30% in both Americas and Greater China and more than 40% in APAC driven by DTC momentum. Technical Apparel segment adjusted operating profit margin expanded 40 basis points as compared to the fourth quarter of 2022 driven by gross margin expansion, partially offset by higher investment and operating expenses to support Arc’teryx’s growth.

Outdoor Performance. Revenue increased 2% to $523 million driven by strong top-line performance in the segment’s winter sports equipment franchise, partially offset by an expected deceleration in Salomon footwear in the wholesale channel. DTC continued to outperform the wholesale market with 33% growth, with wholesale negatively impacted by the supply chain-related sales shift from the third quarter into the fourth quarter in 2022. Regionally, Greater China and APAC experienced strong increases, partially offset by declines in Americas and EMEA. Outdoor Performance segment adjusted operating profit margin contracted 460 basis points to 9.2% driven by solid gross margin expansion, partially offset by higher investment and operating expenses to support Salomon’s growth opportunities in footwear.

Ball & Racquet revenue declined 3% to $242 million as growth in EMEA and China was not enough to offset declines in Ball & Racquet’s largest channel, U.S. wholesale. 4Q 2023 growth in sportswear, golf, and balls was more than offset by declines in baseball and racquet. The U.S. sports equipment market was significantly hampered in 2023 due to the combination of elevated inventories across the industry that spilled over from 2022 combined with more normalized demand growth. Management made the strategic decision in 4Q 2023 to take the promotional actions necessary to begin 2024 with healthy inventories in Ball & Racquet. Wilson continues to be a market share leader in its core businesses of tennis, baseball, and inflatables. Ball & Racquet segment adjusted operating profit margin contracted 900 basis points compared to the fourth quarter of 2022 to (10.4)% due to the promotional inventory actions discussed above.

SEGMENT FULL YEAR 2023 RESULTS

Technical Apparel revenue increased 45% year-over-year to $1.59 billion million driven by 57% DTC growth, including 55% omni-comp growth and 27% growth in wholesale. Technical Apparel’s growth was broad-based across regions, channels, and categories. Technical Apparel segment adjusted operating profit margin expanded 410 basis points year-over-year to 19.7% driven by gross margin expansion, combined with operating expense leverage driven by the strong top-line momentum.

Outdoor Performance revenue increased 18% year-over-year to $1.67 billion led by EMEA, Greater China and APAC. Outdoor Performance segment adjusted operating profit margin expanded 80 basis points year-over-year to 9.1% driven by gross profit margin expansion, partially offset by higher investment and operating expenses to support Salomon’s growth opportunities in footwear and Greater China.

Ball & Racquet revenue increased 7% year-over-year to $1.11 billion as strength in balls was offset by slower sales in tennis, baseball, and golf. Ball & Racquet segment adjusted operating profit margin contracted 310 basis points year-over-year to 2.8% due to the promotional inventory actions mentioned above.

Adjusted gross profit margin, adjusted SG&A, adjusted operating profit margin, adjusted net income, and adjusted diluted loss per share are all non-IFRS measures used by the company to evaluate performance, see the section below titled “Non-IFRS Measures” for definitions and reconciliations.

OUTLOOK

Andrew Page said “Strengthening our balance sheet and deleveraging the business will remain a key focus while balancing investments in key growth drivers. We are off to a solid start in 2024 as we continue to enjoy benefits from our business mix shifting toward our high-margin Arc’teryx brand.”

Long-term Algorithm

•	Low double-digit to mid-teens annual sales growth

•	300+ basis points of gross margin expansion over next 3-5 years

•	30-70 basis points of annual adjusted operating margin expansion

First Quarter 2024

Amer Sports is providing the following guidance for the first quarter ending March 31, 2024:

•	Reported revenue growth: 6-8%

•	Adjusted gross margin: approximately 53.5%

•	Adjusted operating margin: 9.0-10.0%

•	Net finance cost: $100-110 million ($45-50 million per quarter on an ongoing basis).

•	Effective tax rate on adjusted pre-tax income: 25-35%

•	Fully diluted share count: 510 million

•	Diluted EPS: $(0.01) to $0.02 (this includes an $0.08-0.09 negative impact to EPS from non-recurring finance costs related to our refinancing in February)

•	Technical Apparel: revenue growth above 30%, adjusted segment operating margin slightly above 20.0%

•	Outdoor Performance: revenue flat year over year, mid-single-digit adjusted segment operating margin

•	Ball & Racquet: revenue down double-digits, low-to-mid single-digit adjusted segment operating margin

Full-Year 2024

Amer Sports is providing the following guidance for the year ending December 31, 2024:

•	Reported revenue growth: Mid-teens

•	Adjusted gross margin: 53.5-54.0%

•	Adjusted operating margin: 10.5-11.0%

•	D&A: $258 million (including $100-110 million of ROU depreciation)

•	Net finance cost: $240-250 million ($180-190 million on an ongoing basis)

•	Effective tax rate on adjusted pre-tax income: 25-35%

•	Fully diluted share count: 510 million

•	Diluted EPS: $0.30-0.40 (this includes an $0.08-0.09 negative impact to EPS from non-recurring finance costs related to our refinancing in February)

•	Technical Apparel: revenue growth above 20%, adjusted segment operating margin slightly above 20.0%

•	Outdoor Performance: high-single-digit revenue growth, high-single-digit adjusted segment operating margin

•	Ball & Racquet: low-to-mid-single digit revenue growth, mid-single-digit adjusted segment operating margin

Other than with respect to revenue, Amer Sports only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking non-IFRS measures to the most directly comparable IFRS measures due to the difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations without unreasonable efforts. The Company is unable to address the probable significance of the unavailable reconciling items, which could have a potentially significant impact on its future IFRS financial results. The above outlook reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results may differ materially from these forward-looking statements, including as a result of, among other things, the factors described under “Forward-Looking Statements” below and in our filings with the SEC.

Conference Call Information

The Company's conference call to review the results for the fourth quarter and fiscal year 2023 will be webcast live today, Tuesday, March 5, 2024 at 8:00am Eastern Time and can be accessed at https://investors.amersports.com.

About Amer Sports

Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Atomic and Peak Performance. Our brands are known for their detailed craftsmanship, unwavering authenticity, premium market positioning and compelling market shares in their categories. We pride ourselves on cutting-edge innovation, technical performance and ground-breaking designs that allow athletes and everyday consumers to perform better every day. Through partnerships with industry influencers and elite athletes, and in collaboration with the various communities we serve, we develop next-generation products that define winning moments in sports. Our brands are creators of exceptional apparel, footwear, equipment, protective gear and accessories that we believe give our consumers the confidence and comfort to excel.

With over 11,400+ employees globally, Amer Sports’ purpose is to elevate the world through sport and to inspire people to lead better, healthier lives. Our vision is to be the global leader in premium sports and outdoor brands. With corporate offices in Helsinki, Munich, Kraków, New York and Shanghai, we have operations in 40+ countries and our products are sold in 100+ countries. Amer Sports, Inc. shares are listed on the New York Stock Exchange under ticker AS.

Non-IFRS Measures

Adjusted gross profit margin, adjusted SG&A expenses, adjusted operating profit margin, adjusted EBITDA, adjusted net (loss) income, and adjusted diluted (loss) income per share are financial measures that are not defined under IFRS. Adjusted gross profit margin is calculated as adjusted gross profit divided by revenue. Adjusted gross profit is calculated as gross profit excluding amortization related to certain purchase price adjustments (PPA) in connection with the acquisition and delisting of Amer Sports in 2019 and restructuring expenses. Adjusted SG&A also excludes PPA amortization, as well as adjustments to exclude restructuring expenses, expenses related to transaction activities, expenses related to certain legal proceedings, and certain share-based payments. Adjusted operating profit margin is calculated as adjusted operating profit divided by revenue. Adjusted operating profit is calculated as loss before tax with adjustments to exclude PPA amortization, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, certain share-based payments, finance costs, and finance income. Adjusted EBITDA is calculated as EBITDA with adjustments to exclude results from discontinued operations, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings and share-based payments. Adjusted net (loss) income is calculated as net (loss) income with adjustments for loss from discontinued operations, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, share-based payments and related income tax expense.

The Company believes that these non IFRS measures, when taken together with its financial results presented in accordance with IFRS, provide meaningful supplemental information regarding its operating performance and facilitate internal comparisons of its historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, adjusted EBITDA and adjusted net (loss) income are helpful to investors as they are measures used by management in assessing the health of the business and evaluating operating performance, as well as for internal planning and forecasting purposes. Non-IFRS financial measures however are subject to inherent limitations, may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as an alternative to IFRS measures. The supplemental tables below provide reconciliations of each non-IFRS financial measure presented to its most directly comparable IFRS financial measure.

Forward Looking Statements

This press release includes estimates, projections, statements relating to the business plans, objectives, and expected operating results of the Company that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “target,” “outlook,” “believes,” “intends,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology. These forward looking statements include, without limitation, guidance and outlook statements, our long-term targets and algorithm, statements regarding our ability to meet environmental, social and governance goals, expectations regarding industry trends and the size and growth rates of addressable markets, and statements regarding our business plan and our growth strategies. These statements are based on management’s current expectations but they involve a number of risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of factors relating to, without limitation: the strength of our brands; changes in market trends and consumer preferences; intense competition that our products, services and experiences face; harm to our reputation that could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders; reliance on technical innovation and high-quality products; general economic and business conditions worldwide, including due to inflationary pressures; the strength of our relationships with and the financial condition of our third-party suppliers, manufacturers, wholesale partners and consumers; ability to expand our DTC channel, including our expansion and success of our owned retail stores and e-commerce platform; our plans to innovate, expand our product offerings and successfully implement our growth strategies that may not be successful, and implementation of these plans that may direct divert our operational, managerial and administrative resources; our international operations, including any related to political uncertainty and geopolitical tensions; our and our wholesale partners’ ability to accurately forecast demand for our products and our ability to manage manufacturing decisions; our third party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; the cost of raw materials and our reliance on third-party manufacturers; our distribution system and ability to deliver our brands’ products to our wholesale partners and consumers; climate change and sustainability or ESG-related matters, or legal, regulatory or market responses thereto; changes to trade policies, tariffs, import/export regulations, anti-competition regulations and other regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations; ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies and proprietary information and processes; ability to defend against claims of intellectual property infringement, misappropriation, dilution or other violations made by third parties against us; security breaches or other disruptions to our IT systems; changes in government regulation and tax matters; our ability to remediate our material weakness in our internal control over financial reporting; our relationship with our significant shareholders; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

FOR ADDITIONAL INFORMATION

Investor Relations:
Omar Saad
Vice President, Finance and Investor Relations
omar.saad@amersports.com

Media:
Anu Sirkiä
Vice President, Communications
anu.sirkia@amersports.com

CONSOLIDATED STATEMENT OF LOSS
For the Three Months and Year Ended December 31, 2023, and 2022
(Unaudited; $ in millions, except per share information)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Continuing operations

Revenue	1,315.0	1,198.7	4,368.4	3,548.8
Cost of goods sold	(631.8)	(596.7)	(2,092.3)	(1,785.2)
Gross profit	683.2	602.0	2,276.2	1,763.6
Selling, general and administrative expenses (1)	(633.5)	(468.6)	(1,982.5)	(1,522.7)
Impairment losses	2.2	(200.8)	(2.4)	(201.7)
Other operating income	7.9	9.2	11.2	11.4
Operating profit	59.8	(58.1)	302.5	50.6

Finance income	1.9	1.2	6.4	3.3
Finance cost	(116.8)	(68.0)	(413.4)	(236.5)
Net finance cost	(114.9)	(66.8)	(407.0)	(233.2)

Loss before tax	(55.1)	(124.9)	(104.6)	(182.6)

Income tax expense	(39.8)	(23.4)	(104.2)	(48.3)

Loss from continuing operations	(94.9)	(148.3)	(208.8)	(230.9)

Loss from discontinued operations, net of tax	-	-	-	(21.8)

Net loss	(94.9)	(148.3)	(208.8)	(252.7)

Loss attributable to:
Equity holders of the Company	(93.0)	(148.3)	(208.6)	(252.7)
Non-controlling interests	(1.9)	-	(0.2)	-

Loss per share
Basic loss per share (continuing operations)	(0.25)	(0.39)	(0.54)	(0.60)
Diluted loss per share (continuing operations)	(0.25)	(0.39)	(0.54)	(0.60)

Basic loss per share (discontinued operations)	-	-	-	(0.06)
Diluted loss per share (discontinued operations)	-	-	-	(0.06)

Total Basic loss per share	(0.25)	(0.39)	(0.54)	(0.66)
Total Diluted loss per share	(0.25)	(0.39)	(0.54)	(0.66)

(1) Selling, general and administrative expenses includes the combination of our two previously presented line items "Selling and marketing expenses" and "Administrative and other expenses".

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Selling and marketing expenses	(424.9)	(353.3)	(1,381.7)	(1,107.6)
Administrative and other expenses	(208.6)	(115.3)	(600.8)	(415.1)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of December 31, 2023, and 2022
(Unaudited; $ in millions)

	December 31,	December 31,
($ in millions)	2023	2022
ASSETS

NON-CURRENT ASSETS

Intangible assets	2,748.7	2,755.9
Goodwill	2,270.0	2,242.4
Property, plant and equipment	441.9	361.9
Right-of-use assets	317.1	183.6
Non-current financial assets	9.2	8.9
Other non-current assets	73.5	61.0
Deferred tax assets	161.7	108.7
TOTAL NON-CURRENT ASSETS	6,022.1	5,722.4

CURRENT ASSETS

Inventories	1,099.6	912.5
Accounts receivable, net	599.8	675.4
Prepaid expenses and other receivables	162.3	173.3
Current tax assets	6.6	9.5
Cash and cash equivalents	483.4	402.0
TOTAL CURRENT ASSETS	2,351.7	2,172.7

TOTAL ASSETS	8,373.8	7,895.1

	December 31,	December 31,
($ in millions)	2023	2022
SHAREHOLDERS' EQUITY (DEFICIT) AND LIABILITIES

EQUITY (DEFICIT)

Share capital	642.2	642.2
Reserves	(10.6)	(3.1)
Accumulated deficit and other	(791.8)	(713.0)
Equity (deficit) attributable to equity holders of the parent company	(160.2)	(73.9)
Non-controlling interests	3.4	-
TOTAL EQUITY (DEFICIT)	(156.8)	(73.9)

LIABILITIES

LONG-TERM LIABILITIES
Lease liabilities	250.4	133.0
Loans from financial institutions	1,863.4	1,792.2
Loans from related parties	4,077.0	4,039.0
Defined benefit pension liabilities	23.9	31.8
Other liabilities	29.4	11.9
Provisions	5.5	5.6
Long-term tax liabilities	32.1	20.8
Deferred tax liabilities	675.0	655.3
TOTAL LONG-TERM LIABILITIES	6,956.7	6,689.6

CURRENT LIABILITIES
Interest-bearing liabilities	381.0	208.3
Lease liabilities	89.4	63.5
Accounts payable	426.5	435.6
Other liabilities	567.5	498.8
Provisions	29.9	32.2
Current tax liabilities	79.6	41.0
TOTAL CURRENT LIABILITIES	1,573.9	1,279.4

TOTAL LIABILITIES	8,530.6	7,969.0

TOTAL SHAREHOLDERS' EQUITY (DEFICIT) AND LIABILITIES	8,373.8	7,895.1

CHANNEL REVENUES
For the Three Months and Year Ended December 31, 2023, and 2022
(Unaudited; $ in millions)

	Three Months Ended December 31,			Year Ended December 31,
($ in millions)	2023	2022	% Change	2023	2022	% Change
Channel Revenues
Wholesale	$759	$792	-4%	$2,810	$2,503	12%
DTC	556	406	37%	1,559	1,046	49%
E-Commerce	273	210	30%	718	514	40%
Retail	284	196	45%	840	532	58%
Total	$1,315	$1,199	10%	$4,368	$3,549	23%

GEOGRAPHIC REVENUES
For the Three Months and Year Ended December 31, 2023, and 2022
(Unaudited; $ in millions)

	Three Months Ended December 31,			Year Ended December 31,
($ in millions)	2023	2022	% Change	2023	2022	% Change
Geographic Revenues
EMEA	$452	$456	-1%	$1,450	$1,271	14%
Americas	500	477	5%	1,727	1,504	15%
Greater China (1)	246	170	45%	841	524	61%
Asia Pacific (2)	117	96	22%	350	250	40%
Total	$1,315	$1,199	10%	$4,368	$3,549	23%

(1) Consists of mainland China, Hong Kong, Macu and Taiwan.

(2) Excludes Greater China.

SEGMENT REVENUES

For the Three Months and Year Ended December 31, 2023, and 2022

(Unaudited; $ in millions)

	Three Months Ended December 31,			Year Ended December 31,
($ in millions)	2023	2022	% Change	2023	2022	% Change
Segment Revenue
Technical Apparel	$550	$437	26%	$1,593	$1,096	45%
Outdoor Performance	523	514	2%	1,668	1,416	18%
Ball & Racquet Sports	242	248	-3%	1,108	1,037	7%
Total	$1,315	$1,199	10%	$4,368	$3,549	23%

SEGMENT ADJUSTED OPERATING PROFIT

For the Three Months and Year Ended December 31, 2023, and 2022

(Unaudited; $ in millions)

	Three Months Ended December 31,				Year Ended December 31,
($ in millions)	2023	% of Net| Revenues (2)	2022	% of Net Revenues	2023	% of Net Revenues	2022	% of Net Revenues
Segment Adjusted Operating Profit
Technical Apparel	$128	23.3%	$100	22.9%	$314	19.7%	$171	15.6%
Outdoor Performance	48	9.2%	71	13.8%	151	9.1%	118	8.3%
Ball & Racquet Sports	(25)	-10.4%	(3)	-1.3%	31	2.8%	61	5.9%
Reconciliation (1)	(15)	NM	(17)	NM	(64)	NM	(49)	NM
Total	$137	10.4%	$151	12.6%	$433	9.9%	$301	8.5%

(1) Includes corporate expenses, which have not been allocated to the reportable segments.

(2) The operating profit (loss) for the Reconciliation is not presented as it is not a meaningful metric (NM).

ADJUSTED GROSS PROFIT RECONCILIATION
For the Three Months and Year Ended December 31, 2023, and 2022
(Unaudited; $ in millions)

	Three Months Ended December 31,		Year Ended December 31,
($ in millions)	2023	2022	2023	2022
Gross profit	$683	$602	$2,276	$1,764
PPA	4	3	15	14
Restructuring expenses	-	-	1	-
Adjusted gross profit	$687	$605	$2,293	$1,778
Adjusted gross profit margin	52.2%	50.5%	52.5%	50.1%

ADJUSTED SG&A RECONCILIATION
For the Three Months and Year Ended December 31, 2023, and 2022
(Unaudited; $ in millions)

	Three Months Ended December 31,		Year Ended December 31,
($ in millions)	2023	2022	2023	2022
Selling, general and administrative expenses	$634	$469	$1,983	$1,523
Restructuring expenses	-	0.3	1	6
PPA	7	7	28	28
Expenses related to transaction activities	15	0.3	34	0.3
Expenses related to certain legal proceedings	3	-	3	4
Share-based payments	48	-	48	-
Adjusted SG&A expenses	$560	$461	$1,869	$1,485
Adjusted SG&A expenses percentage	42.6%	38.5%	42.8%	41.8%

ADJUSTED OPERATING PROFIT RECONCILIATION
For the Three Months and Year Ended December 31, 2023, and 2022
(Unaudited; $ in millions)

	Three Months Ended December 31,		Year Ended December 31,
($ in millions)	2023	2022	2023	2022
Loss before tax	$(55)	$(125)	$(105)	$(183)
PPA	11	10	43	42
Restructuring expenses	-	0.3	2	6
Impairment related to goodwill and intangible assets	-	198	-	198
Expenses related to transaction activities	15	0.3	34	0.3
Expenses related to certain legal proceedings	3	-	3	4
Share-based payments	48	-	48	-
Finance costs	117	68	413	237
Finance income	(2)	(1)	(6)	(3)
Adjusted operating profit	$137	$150	$433	$301
Adjusted operating profit margin	10.4%	12.5%	9.9%	8.5%

ADJUSTED NET INCOME RECONCILIATION
For the Three Months and Year Ended December 31, 2023, and 2022
(Unaudited; $ in millions, except per share information)

	Three Months Ended December 31,		Year Ended December 31,
($ in millions)	2023	2022	2023	2022
Net loss	$(95)	$(148)	$(209)	$(253)
Loss from discontinued operations	-	(0.2)	-	22
Restructuring expenses	-	0.3	2	6
Impairment losses on goodwill and intangible assets	-	198	-	198
Expenses related to transaction activities	15	0.3	34	0.3
Expenses related to certain legal proceedings	3	-	3	4
Share-based payments	48	-	48	-
Income tax expense	(13)	(5)	(14)	(7)
Adjusted net (loss) income	$(41)	$46	$(135)	$(30)
Adjusted Total Diluted income per share	$(0.11)	$0.12	$(0.35)	$(0.08)
PPA	11	10	43	42
Adjusted net (loss) income, excluding PPA (1)	$(31)	$55	$(92)	$12
Adjusted Total Diluted income per share, excluding PPA (1)	$(0.08)	$0.14	$(0.24)	$0.03

(1) Adjustment for PPA is related to amortization of intangible assets in connection with the acquisition and delisting of Amer Sports in 2019.

EBITDA, ADJUSTED EBITDA, AND ADJUSTED EBITDA MARGIN RECONCILIATION
For the Three Months and Year Ended December 31, 2023, and 2022
(Unaudited; $ in millions)

	Three Months Ended December 31,		Year Ended December 31,
($ in millions)	2023	2022	2023	2022
Revenue	$1,315	$1,199	$4,368	$3,549
Net loss	$(95)	$(148)	$(209)	$(253)
Income tax expense	40	23	104	48
Finance cost	117	68	413	237
Depreciation and amortization (1)	62	49	221	197
Finance income	(2)	(1)	(6)	(3)
EBITDA	$122	$(9)	$523	$226
Loss from discontinued operations	-	1	-	19
Restructuring expenses	-	0.3	2	6
Impairment losses on goodwill and intangible assets	-	198	-	198
Expenses related to transaction activities	15	0.3	34	0.3
Expenses related to certain legal proceedings	3	-	3	4
Share-based payments	48	-	48	-
Adjusted EBITDA	$189	$191	$611	$453
Net loss margin	-7.2%	-12.4%	-4.8%	-7.1%
Adjusted EBITDA Margin	14.3%	15.9%	14.0%	12.8%

(1) Depreciation and amortization includes amortization expense for right-of-use assets capitalized under IFRS 16 of $28.0 million and $17.3 million for the three months ended December 31, 2023 and 2022, respectively, and $87.4 million and $73.3 million for the year ended December 31, 2023 and 2022, respectively.